================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ----------------------


                                   F O R M 6-K

           REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
                15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

                          For the month of January 2004

                           MAGAL SECURITY SYSTEMS LTD.
                              (Name of Registrant)


                P.O. Box 70, Industrial Zone, Yahud 56100 Israel
                     (Address of Principal Executive Office)

         Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                           Form 20-F   X    Form 40-F __

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):__


         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):__

         Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                   Yes __ No X

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-____________

         This Report on Form 6-K is incorporated by reference into the Registrant's Form F-3 Registration Statement File No. 333-9050.

================================================================================

                           Magal Security Systems Ltd.



6-K Items

1. Press Release re Magal Launches FORTIS - A New Integrated Command & Control System dated January 14, 2004.

                                                                          ITEM 1

Press Release                               Source: Magal Security Systems, Ltd.

Magal Launches FORTIS - A New Integrated Command & Control System

Wednesday January 14, 9:03 am ET

YAHUD, Israel, Jan. 14 /PRNewswire-FirstCall/ -- Magal Security Systems, Ltd. (Nasdaq: MAGS; TASE: MAGS), today announced the launch of a new patent-pending Integrated Command and Control system -- FORTIS.

FORTIS is a fully Integrated Command & Control System, which supports real-time decision making and wide-area command and control.

FORTIS reduces the period of time from intruder detection to intruder engagement, to a minimum. FORTIS was developed to improve the response to real-time security events, by sharing video and geographical information between the control center and security personnel acting in the field.

The system creates a unified and interactive intelligence picture -- drawing data from all sensors, whilst displaying the movement of security personnel in the field and adding other relevant information, such as video from various sources, auxiliary services and weather conditions. This combined picture, which is continuously updated, is sent by the Central Command to all security personnel in the command chain, and serves as a unified basis for operational planning and allocation of tasks.

Using advanced technology, FORTIS gives the security officer a unique graphical command tool, which updates the location details and video view of the alerting area, whilst simultaneously enabling a constant watch over security personnel movements, thus optimizing the operational response.

FORTIS is based on a number of advanced technologies that are currently being used in military applications. However, the system's competitive price positions FORTIS as an optimal security system for all strategic facilities, both in the public and private sectors. Its target markets include governmental, institutional and large sensitive facilities, such as borders, airports, hospitals, power plants and water sources, as well as large manufacturing facilities requiring real-time control and protection.

Mr. Jacob Even-Ezra, Chairman of Magal said, "FORTIS is one of a number of new products that Magal is developing right now, and is part of our growing effort to increase our market share in the Homeland Security integration field."

About Magal Security Systems

Magal Security Systems Ltd. (Magal) is engaged in the development, manufacturing and marketing of computerized security systems, which automatically detect, locate and identify the nature of unauthorized intrusions. Magal also supplies Video Monitoring Services through Smart Interactive Systems, Inc., a subsidiary established in the U.S. in June 2001. The Company's products are currently used in more than 70 countries worldwide to protect national borders, airports, correctional facilities, nuclear power stations and other sensitive facilities from terrorism, theft and other threats. Israeli-based Magal has subsidiaries in the U.S., Canada, the U.K., Germany, Mexico, Romania and an office in China.

Revenues for fiscal year 2002 were US$43 million, with net income of US$1.9 million.

Magal trades in the U.S. on the NASDAQ National Market since 1993 and in Israel on the Tel-Aviv Stock Exchange (TASE) since July 2001, in both under the symbol MAGS.

This press release contains forward-looking statements, which are subject to risks and uncertainties. Such statements are based on assumptions and expectations which may not be realized and are inherently subject to risks and uncertainties, many of which cannot be predicted with accuracy and some of which might not even be anticipated. Future events and actual results, financial and otherwise, may differ from the results discussed in the forward-looking statements. A number of these risks and other factors that might cause differences, some of which could be material, along with additional discussion of forward-looking statements, are set forth in the Company's Report on Form 8-K filed with the Securities and Exchange Commission.

     Contacts:
     Magal Security Systems, Ltd
     Raya Asher, CFO
     Tel: +972-3-539-1444
     Fax: 972-3-536-6245
     E-mail: magalssl@trendline.co.il

     Gal IR International
     Ehud Helft/Kenny Green
     Tel: 1 866 704 6710
     Int'l dial: +972 3 607 4717
     E-mail: ehud.helft@galir.com
             kenny.green@galir.com

                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                            MAGAL SECURITY SYSTEMS LTD.
                                               (Registrant)



                                            By: /s/Jacob Even-Ezra
                                                ------------------
                                                Jacob Even-Ezra
                                                Chairman of the Board and
                                                Chief Executive Officer



Date:  January 14, 2004